Filed Pursuant to Rule 433

Registration Statement No. 333-228179-02

Dated April 2, 2020

Final Term Sheet

Evergy Kansas Central, Inc.

First Mortgage Bonds, 3.45% Series due 2050

Issuer:	Evergy Kansas Central, Inc.

Trade Date:	April 2, 2020

Settlement Date*:	April 9, 2020 (T+5)

Expected Ratings**:	Moody’s Investors Service, Inc.: A2 (stable) S&P Global Ratings: A (stable)

Title of Securities:	First Mortgage Bonds, 3.45% Series due April 15, 2050

Principal Amount:	$500,000,000

Maturity Date:	April 15, 2050

Interest Payment Dates:	Semi-annually on April 15 and October 15, beginning on October 15, 2020

Coupon (Interest Rate):	3.45%

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price/Yield:	127-05 / 1.272%

Spread to Benchmark Treasury:	+220 basis points

Yield to Maturity:	3.472%

Price to Public:	99.591% of the principal amount, plus accrued interest from April 9, 2020, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to October 15, 2049 (the date that is six months prior to the maturity date of the bonds (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed and (ii) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed that would be due if the bonds matured on the par call date (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 35 basis points, plus, in each case, accrued and unpaid interest on those bonds to, but excluding, the redemption date

Par Call:	On or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus accrued and unpaid interest on those bonds to, but excluding, the redemption date

CUSIP/ISIN :	30036F AA9/US30036FAA93

Joint Book-Running Managers:	MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	MFR Securities, Inc. Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MUFG Securities Americas Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

*

It is expected that delivery of the bonds will be made against payment therefor on or about April 9, 2020, which will be the fifth business day (T+5) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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